UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 9, 2025

STEELCASE INC.

(Exact name of registrant as specified in its charter)

Michigan	1-13873	38-0819050
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

901 44th Street SE Grand Rapids, Michigan		49508
(Address of principal executive offices)		(Zip Code)

Registrant’s telephone number, including area code: (616) 247-2710

None

(Former name, former address and former fiscal year, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Class A Common Stock	SCS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

In connection with the previously announced pending acquisition (the “Acquisition”) of Steelcase Inc., a Michigan corporation (the “Company” or “Steelcase”), by HNI Corporation, an Iowa corporation (“HNI”), HNI is offering to exchange (the “Exchange Offer”) any and all outstanding 5.125% Senior Notes due 2029 (the “Existing Steelcase Notes” as issued by Steelcase and held by eligible holders), for up to $450,000,000 aggregate principal amount of new notes to be issued by HNI, pursuant to the terms and conditions set forth in HNI’s confidential offering memorandum and consent solicitation statement, dated September 26, 2025 (“Consent Solicitation”).

In conjunction with the Exchange Offer, HNI, on behalf of the Company, solicited consents from eligible holders of the Existing Steelcase Notes (“Consents”) to adopt certain proposed amendments to the Indenture, dated as of August 7, 2006, between the Company and J.P. Morgan Trust Company, National Association, as trustee, governing the Existing Steelcase Notes, as amended and supplemented (the “Existing Steelcase Indenture”), and the Existing Steelcase Notes to eliminate certain covenants and restrictive provisions from the Existing Steelcase Indenture and the Existing Steelcase Notes (the “Proposed Amendments”). HNI received the Consents required to adopt the Proposed Amendments.

On October 9, 2025, the Company entered into a First Supplemental Indenture, dated as of October 9, 2025 (the “Supplemental Indenture”), by and between the Company and The Bank of New York Mellon Trust Company, N.A., as successor in interest to J.P. Morgan Trust Company, National Association (the “Trustee”), to the Existing Steelcase Indenture, giving effect to the Proposed Amendments.

The Supplemental Indenture is effective and constitutes a binding agreement between the Company and the Trustee. However, the Proposed Amendments will not become operative until the settlement date for the Exchange Offer and the Consent Solicitation, which is expected to be within five business days after the expiration date of the Exchange Offer of 5:00 p.m., New York City time, on October 27, 2025, unless extended by HNI. The Company has been advised that, in the event that the consummation of the Acquisition is not anticipated to occur on or before such date, for any reason, HNI anticipates extending the expiration date until such time that the Acquisition may be consummated on or before the settlement date.

The Supplemental Indenture is filed as Exhibit 4.1 to this Current Report on Form 8-K and is incorporated herein by reference. The above description of the Supplemental Indenture does not purport to be complete and is qualified in its entirety by reference to such exhibit.

Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit No.	Description

4.1	First Supplemental Indenture, dated as of October 9, by and between Steelcase Inc. and The Bank of New York Mellon Trust Company, N.A., as Trustee.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

STEELCASE INC.

Date: October 10, 2025	By:	/s/ David C. Sylvester
	Name:	David C. Sylvester
	Title:	Senior Vice President, Chief Financial Officer

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Exhibit 4.1

STEELCASE INC.

Issuer

AND

THE BANK OF NEW YORK MELLON TRUST COMPANY, N.A.

(successor in interest to J.P. MORGAN TRUST COMPANY, NATIONAL ASSOCIATION)

as Trustee

FIRST SUPPLEMENTAL INDENTURE

Dated as of

October 9, 2025

Senior Debt Securities

FIRST SUPPLEMENTAL INDENTURE, dated as of October 9, 2025, between Steelcase Inc., a Michigan corporation (the “Company”), and The Bank of New York Mellon Trust Company, N.A. (successor in interest to J.P. Morgan Trust Company, National Association), as Trustee (the “Trustee”), which amends and supplements the Indenture, dated as of August 7, 2006, between Steelcase and J.P. Morgan Trust Company, National Association, as trustee (the “Base Indenture” and, as amended and supplemented, the “Indenture”).

WHEREAS, the Company and the Trustee are party to the Base Indenture relating to the Notes (as defined below);

WHEREAS, pursuant to an Officers’ Certificate of the Company dated January 18, 2019, the Company has previously issued $450,000,000 in aggregate principal amount of its 5.125% Senior Notes due 2029 (the “Notes”), all of which remain outstanding on the date of this First Supplemental Indenture;

WHEREAS, the Company proposes to amend the Base Indenture and the Notes as described in Article I below (together, the “Proposed Amendments”);

WHEREAS, HNI Corporation has solicited consents from the Holders of the Notes to the Proposed Amendments in accordance with the terms and conditions of its Offering Memorandum and Consent Solicitation Statement, dated as of September 26, 2025 (the “Exchange Offer Memorandum”).

WHEREAS, Section 9.02 of the Base Indenture provides that, with the consent of the Holders of not less than a majority in aggregate principal amount of the Notes then outstanding, the Company, when authorized by resolution of its Board of Directors, and the Trustee may amend or supplement the Indenture or the Notes in accordance with such Section 9.02.

WHEREAS, the Holders of not less than a majority in aggregate principal amount of the Notes outstanding (the “Requisite Consent”) have validly tendered, and not withdrawn, their consents to the adoption of the Proposed Amendments to be effectuated by this First Supplemental Indenture in accordance with Section 9.02 of the Base Indenture, and the Company, having received evidence from D.F. King & Co. certifying the receipt of the Requisite Consent for the Proposed Amendments as evidenced by the Officers’ Certificate of the Company delivered to the Trustee by the Company on the date hereof (the “Consent Officers’ Certificate”), desires to amend the Indenture and the Notes as provided in this First Supplemental Indenture only in respect to the Notes.

WHEREAS, all things necessary to make this First Supplemental Indenture a valid and legally binding agreement of the Company, in accordance with its terms, have been done.

NOW, THEREFORE, for and in consideration of the foregoing premises, it is mutually covenanted and agreed as follows for the equal and ratable benefit of the Holders:

ARTICLE I

Amendments

SECTION 1.01 Amendments.

The Base Indenture is hereby amended only as it relates to the Notes to delete the following sections in their entirety, and, in the case of each such section, insert in lieu thereof the phrase “[Intentionally Omitted]” and any and all references thereto (including any definitions the references to which would be eliminated as a result of such deletions), and any and all obligations thereunder, and any events of default related thereto are hereby deleted throughout the Base Indenture only as they relate to the Notes and such sections and references shall be of no further force or effect only as they relate to the Notes:

(a) Section 4.05 entitled “Limitation on Liens”;

(b) Section 4.06 entitled “Limitations on Sale and Lease-Back Transactions”;

(c) Section 4.07 entitled “Offer to Repurchase Upon Change of Control Triggering Event”;

(d) Section 5.03 entitled “Reports by the Company”; and

(e) Section 10.03 entitled “Securities to be Secured in Certain Events.”

The Reverse Side of the Notes is hereby amended to delete the section entitled “Repurchase at the Option of Holders” in its entirety and insert in lieu thereof the phrase “[Intentionally Omitted].” The form entitled “Option of Holder to Elect Purchase” attached to the Notes is hereby deleted in its entirety and the phrase “[Intentionally Omitted]” is inserted in lieu thereof.

ARTICLE II

Miscellaneous Provisions

SECTION 2.01 Definitions. Capitalized terms used but not defined in this First Supplemental Indenture shall have the meanings ascribed thereto in the Base Indenture.

SECTION 2.02 Confirmation of Indenture. The Base Indenture, as supplemented and amended by this First Supplemental Indenture, is in all respects ratified and confirmed, and the Base Indenture, this First Supplemental Indenture and any applicable indentures supplemental thereto shall be read, taken and construed as one and the same instrument with respect to the Notes.

SECTION 2.03 Governing Law. This First Supplemental Indenture shall be deemed to be a contract made under the internal laws of the State of New York, and for all purposes shall be construed in accordance with the laws of said State.

SECTION 2.04 Counterparts. This First Supplemental Indenture may be executed in any number of counterparts, each of which shall be an original, but such counterparts shall together constitute but one and the same instrument.

SECTION 2.05 Separability. In case any one or more of the provisions contained in this First Supplemental Indenture shall for any reason be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this First Supplemental Indenture, but this Indenture shall be construed as if such invalid or illegal or unenforceable provision had never been contained herein or therein.

SECTION 2.06 No Benefits. Nothing in this First Supplemental Indenture, express or implied, shall give to any Person other than the parties hereto and their successors or assigns, and the Holders of the Notes, any benefit or legal or equitable rights, remedy or claim under this First Supplemental Indenture or the Base Indenture.

SECTION 2.07 No Responsibility of the Trustee. The Trustee shall not be responsible in any manner whatsoever for or in respect of, and the Trustee makes no representations with respect to, (a) the validity or sufficiency of the Consent Officers’ Certificate or this First Supplemental Indenture, (b) the proper authorization hereof by the other parties hereto by corporate action or otherwise, (c) the due execution hereof by any other party hereto, (d) the consequences (direct or indirect and whether deliberate or inadvertent) of the Proposed Amendments provided for herein, (e) the validity or sufficiency of the exchange offer or the consent solicitation, the Exchange Offer Memorandum or any materials or procedures in connection therewith, (f) the form or substance of this First Supplemental Indenture, or (g) the recitals contained herein, all of which recitals are made solely by the Company. The Trustee enters into this First Supplemental Indenture on the basis of the consent of the Holders referenced in the recitals to this First Supplemental Indenture and evidenced by the Consent Officers’ Certificate. All of the provisions contained in the Base Indenture in respect of the rights, privileges, immunities, powers and duties of the Trustee shall be applicable in respect of this First Supplemental Indenture as fully and with like effect as if set forth herein in full. The Company hereby reaffirms its obligations under Section 7.06 of the Base Indenture to indemnify the Trustee against any and all loss, liability or expense (including reasonable attorneys’ fees) incurred by it in connection with its execution and performance of this First Supplemental Indenture. This indemnity shall survive the satisfaction and discharge of the Base Indenture and the resignation or removal of the Trustee as expressly provided in Section 7.06 of the Base Indenture.

SECTION 2.08 Condition of Operation of Amendments. This First Supplemental Indenture shall be effective as a binding agreement upon execution hereof by the parties hereto; provided, however, that the amendments set forth in Article I hereof shall not become operative until the Settlement Date (as defined in the Exchange Offer Memorandum).

IN WITNESS WHEREOF, the parties hereto have caused this First Supplemental Indenture to be duly executed all as of the day and year first above written.

STEELCASE INC.

by
/s/ David C. Sylvester
	Name:	David C. Sylvester
	Title:	Senior Vice President, Chief Financial Officer

THE BANK OF NEW YORK MELLON TRUST COMPANY, N.A., as Trustee

by
/s/ Stacey B. Poindexter
	Name:	Stacey B. Poindexter
	Title:	Agent